                                                               Exhibit 99.6

                              DYNATECH CORPORATION

                        4,983,048 SHARES OF COMMON STOCK
                      INITIALLY OFFERED PURSUANT TO RIGHTS
                         DISTRIBUTED TO STOCKHOLDERS OF
                              DYNATECH CORPORATION

To Our Clients:

   Enclosed for your consideration are a Prospectus, dated June 1, 2000 and the Instructions as to Use of Dynatech Corporation Subscription Warrants relating to an offer by Dynatech Corporation ("Dynatech") to issue additional shares (the "Shares") of its common stock (the "Common Stock") at a subscription price of $4.00 per Share, in cash (the "Subscription Price"), pursuant to subscription rights (the "Rights") initially distributed to holders of record ("Record Owners") of shares of Common Stock as of the close of business on April 20, 2000 (the "Record Date").

   As described in the Prospectus, you have received 0.389 Rights for each share of Common Stock carried by us in your account as of the Record Date. The Rights are nontransferable and no fractional Rights will be granted; if a fractional Right would be calculated for you as a result of the ratio described above, the number of Rights granted to you has been rounded down to the nearest whole Right. You are entitled to subscribe for one Share for each whole Right granted to you (the "Basic Subscription Privilege") at the Subscription Price. You will also have the right (the "Oversubscription Privilege"), subject to proration, to subscribe for Shares available after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege at the Subscription Price. If there are insufficient additional Shares to satisfy all exercised Oversubscription Privileges, such additional Shares will be allocated pro rata among all the holders of the Rights exercising Oversubscription Privileges, in proportion to the number of Shares each such holder has purchased pursuant to his or her respective Basic Subscription Privilege. You must elect to exercise your Oversubscription Privilege (or not) at the time you exercise your Basic Subscription Privilege, and you must exercise your Basic Subscription Privilege in full in order to exercise your Oversubscription Privilege.

   The materials enclosed are being forwarded to you as the beneficial owner of the shares of Common Stock held by us in your account. Exercises of the Rights may be made only by us as the record owner of your Common Stock and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and "Instructions as to Use of Dynatech Corporation Subscription Warrants." However, we urge you to read the enclosed documents carefully before instructing us to exercise your Rights.

   Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the offering described in the Prospectus. The offering will expire on June 19, 2000, at 5:00 P.M., New York City time, unless the offering is extended by Dynatech. Once you have exercised your Rights, such exercise may not be revoked.

   If you wish to have us, on your behalf, exercise your Rights for any Shares for which you are entitled to subscribe, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.

   Any questions or requests for assistance concerning the offering should be directed to Mackenzie Partners, Inc., the information agent for this offering, at 156 Fifth Avenue, New York, NY 10010. You may call Mackenzie Partners, Inc. toll free at 1 (800) 322-2855.